RED PINE PETROLEUM LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the "Meeting") of shareholders (the "Shareholders") of Red Pine Petroleum Ltd. (the "Corporation") will be held at Suite 400, 90 Adelaide Street West, Toronto, Ontario at 10:00 a.m. (Toronto time) on May 25, 2021 for the following purposes:

(1) to receive and consider the audited financial statements of the Corporation for the financial years ended March 31, 2020 and 2019, together with the auditor's reports thereon;

(2) to appoint Clearhouse LLP as auditor of the Corporation, until completion of the proposed reverse take-over of the Corporation by HB2 Origination, LLC ("Origination"), whereby the Corporation will become the indirect parent of Origination (the "Business Combination") and authorize the board of directors of the Corporation (the "Board") to fix the auditor's remuneration;

(3) to fix the number of directors of the Corporation for the ensuing year at three (3);

(4) to elect the directors of the Corporation that will hold office until the next general meeting of the Corporation or completion of the Business Combination;

(5) to consider and, if thought fit, to approve an ordinary resolution authorizing the consolidation of all of the issued and outstanding common shares of the Company ("Common Shares") on the basis of 625.5882 pre-consolidation Common Share for one (1) post-consolidation Common Share (the "Consolidation Resolution");

(6) to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in Schedule "A" of the accompanying management information circular of the Corporation (the "Information Circular"), to authorize and approve an amendment of the notice of articles and articles of the Corporation to amend the rights and restrictions of the existing class of Common Shares and re-designate such class as subordinate voting shares, and to create a new class of multiple voting shares and a new class of proportionate voting shares, and to provide for advance notice provisions for nominations of directors by Shareholders (the "Amendment Resolution"), to be implemented only in the event that all conditions to the Business Combination have been satisfied or waived (other than conditions that may be or are intended to be satisfied only after the Amendment Resolution is implemented);

(7) conditional on and effective upon the completion of the Business Combination, appoint MNP LLP or another auditor designated by Origination as auditor for the Corporation and authorize the Board to fix the auditor's remuneration (the "Auditor Resolution");

(8) immediately prior to the completion of the Business Combination, to fix the number of directors at five (5) (the "Board Resolution");

(9) conditional on and effective upon the completion of the Business Combination, to elect the directors of the Corporation as set out in the Information Circular (the "Director Election Resolution");

(10) to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving a change in the name of the Corporation to "Alpine Summit Energy Partners, Inc." or such other name as the directors of the Corporation, in their sole discretion, may determine to take effect upon the completion of the Business Combination (the "Name Change Resolution");

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(11) conditional on and effective upon the completion of the Business Combination, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new long-term equity-based incentive plan (the "Equity Incentive Plan Resolution");

(12) conditional on and effective upon the completion of the Business Combination, to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a deferred share unit plan (the "DSU Plan Resolution"); and

(13) to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the Information Circular of the Corporation accompanying and forming part of this notice. Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

As a result of the COVID-19 pandemic, the Corporation asks that Shareholders follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Corporation will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19. As such, in order to mitigate potential risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Corporation is urging all Shareholders to vote by proxy in advance of the Meeting and not to attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The Corporation will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Corporation notes that the Meeting will be limited to only the legal requirements for shareholder meetings and guests will not be permitted entrance unless legally required. If you will be legally entitled to attend the Meeting and plan on attending in person, please contact the Corporation (by emailing richard@paolonelaw.ca) to make appropriate arrangements.

Rather than attending in person, the Corporation encourages Shareholders to vote by proxy in advance of the Meeting and then access the Meeting via telephone conference call at:

 1.866.651.2727 (Toll-Free Canada and US)
 416.472.5039 (Toronto)

When prompted, enter the conference ID number 6285863 to access the Meeting.

If you are a registered Shareholder of the Corporation, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto Ontario M5J 2Y1, Attention: Proxy Department, by no later than 5:00 p.m. (Toronto time) on May 20, 2021, or in the case of any adjournment of the Meeting, not less than two business days prior to the date of such meeting.

If you are not a registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

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The directors of the Corporation have fixed the close of business on April 21, 2021 as the record date for the determination of the Shareholders of the Corporation entitled to receive notice of the Meeting.

DATED this 23rd day of April, 2021.

By Order of the Board of Directors

"Richard Paolone"

Richard Paolone

Chief Executive Officer and Director